RECD S.E.C.

FEB 2 0 2003

1086

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE

CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

WRITER'S DIRECT NUMBER:

(216) 586-7314

kjcorrigan@jonesday.com

412523:cr:1060784
930210-005011

February 19, 2003

File No. 82-3349

RECD S.E.C. 2 0 2003 1086

VIA HAND DELIVERY

03007459

Securities and Exchange Commis
Office of International Corporate
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dlw 3/19

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Rachel Keeley (Jones Day - London) (w/o enc.)



Bespak plc

Interim results for the 26 weeks ended 1 November 2002

Key points

- **Sales** down by 4% to £41.4m (2001: £43.1m) – reflecting a reduction in contractual price, not volume
- **Profit before tax** down by 22% to £5.6m (2001: £7.2m)
- **Exceptional gain** on sale of shares in associate of £1.5m
- **Earnings per share** 17.0p (2001: 19.0p)
- **Interim dividend** of 7.0p (2001: 7.0p) to be maintained this year and for the medium term. Net cash at half year of £14.8m
- **Cost savings of £2m next year** with £1m charge in the second half of this year
- **Pulmonary** sales decreased 10.9% to £17.6m. US albuterol market has reduced 2002 demand for MDI valves. Generic customers cancelled marketing programmes and are working off excess inventories of CFC valves
- **Device & Manufacturing Services** sales increased 3% to £20.1m. Profits affected by reduced margins on mature products offsetting growth from new customers
- **Nasal drug delivery** development work exceeding expectations. Increased development funding for Lyfjathroun. Strong confidence in programmes. Evaluation of acquisitions of speciality nasal companies continues – to decrease risk and accelerate time-to-market
- **R&D** spending to be maintained to secure profitability in the long term


is using its strong cash flow to build
a portfolio of new drug delivery technologies

Business Review

Overview

In the past six months our financial performance has been impacted by the second and final price reduction on a mature Device & Manufacturing Services ("DMS") product, which was agreed in order to secure a substantial contract extension. We have a programme to reduce associated costs this year, but, due to supplier delays in the receipt of equipment, this process was put back. In addition, unexpected inventory build of CFC valves by customers in the US has temporarily decreased Pulmonary sales and we have experienced programme extensions at Inhale and Weston Medical. Therefore, we are taking immediate steps to reduce overhead spending. We have decided to maintain our R&D spending to secure our profitability in the long-term.

Financial Review

In the last six months, sales decreased by 4% to £41.4m (2001: £43.1m re-presented). Group operating profit declined by 48% to £3.5m directly as a result of the contractual price reductions described above. An exceptional profit of £1.5m was made on the sale of shares in an associate, Microspray Delta, moderating the decline in profit before tax to 22% or £5.6m (2001: £7.2m). We will recognise a £1m charge for overhead reductions this year, benefits from which will accrue this year and will increase to at least £2m on an annual basis. Earnings per share declined by 11% to 17.0 pence, reflecting the beneficial tax treatment of the exceptional item. The Board is maintaining an interim dividend of 7.0 pence per share (2001: 7.0 pence per share) which will be payable on 24 January 2003 to those on the shareholder register on 20 December 2002.

The Group ended the half-year with net cash of £14.8m, after net capital expenditure of £8.1m in the period and continuing investment in research and development. Net assets of 269 pence per share demonstrate the strong capital base of the Group.

Operational Review

Pulmonary

Pulmonary sales, comprising metered dose inhaler valves, medical check valves and actuators for use in pulmonary drug delivery, have decreased by 11% to £17.6m (2001: £19.8m). Sales in the first half were adversely impacted by the dynamics of the US albuterol market, which have affected demand for, and the mix of, Bespak's CFC valves. Several generic customers built excess inventories last year in anticipation of winning increased market share but,

subsequently, have had to curtail their marketing plans. This will affect our current revenues and profits as customers continue to reduce excess inventories during the balance of the year.

Bespak has designed a range of valves for use with the environmentally friendly HFA propellants, which are replacing CFC propellants. Our 357 and Easifill valves are under active consideration by a number of current and prospective customers. As a result, Bespak is working with a wider range of formulations and with more customers than our competitors – a market leading position confirmed by the recent extension of our existing relationship with GlaxoSmithKline. This development contract is to supply our new valve design for HFA formulations, with full-scale commercialisation predicted for 2005.

To cope with this rising demand, we are at an advanced stage of construction of a new valve manufacturing facility in King's Lynn, Norfolk, which will expand our capacity and improve manufacturing efficiencies. This new facility will be operational by January 2003 and fully occupied during the summer.

In April, we signed an agreement with DEKA Research Corp. of Manchester, New Hampshire to develop a new respiratory delivery system that ensures a consistent dose, thereby removing the variability associated with existing systems. DEKA will deliver prototypes of the device ahead of plan in January for evaluation by customers and potential partners in order to assess commercial viability.

Device & Manufacturing Services

This business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Sales increased by 3% to £20.1m (2001: £19.4m) despite the price reductions, assisted by growth of a product newly produced at our plant in Raleigh, North Carolina for Abbott Laboratories. As a direct result of the strategy implemented last year, Bespak is now working on a significant number of exciting new opportunities.

Bespak has been contracted by Inhale Therapeutics to develop and manufacture the device for delivering Pfizer's inhaled insulin, Exubera. Pfizer announced in October that it would complete additional long-term clinical studies on Exubera, which are already underway. Pfizer also re-iterated its commitment to Exubera as an important new treatment for millions of patients with diabetes and that it was

continuing its discussions with regulatory agencies regarding the timing of its Exubera submissions. These additional studies and continued discussions have caused us to change our assumptions about the timing of commercial production of this device, therefore we have not included such revenues in our projections for this financial year or next. Nevertheless, service revenues with Inhale were higher than in the preceding half-year period.

We also announced in our November statement that we had been adversely affected by the announced delay of the launch of Weston Medical's Intraject needleless injector until 2005. Bespak continues to work with, and support, Weston Medical in industrialising this device.

Nasal

Bespak's vision is to become the leading developer of systems to deliver drugs to the bloodstream through the nasal mucosa. Nasal drug delivery can provide more rapid onset and improved bioavailability of drugs. Our strategy is to build a portfolio of nasal technologies, developed in-house and via external collaborations.

Our work with Lyfjathroun, a leading nasal drug delivery company, on drug formulations based on its proprietary technology, has exceeded milestones. We announced last month that we had increased our funding commitment substantially. Lyfjathroun has produced early data that indicates substantially lower time-to-onset and improved bioavailability of a well-known nasally administered drug.

Other programmes include our PEGylated nano- and microparticle programme, which encapsulates a range of drugs in carrier particles, transports them across mucosal barriers and releases the drugs over time into the bloodstream. We have successfully developed a range of particle systems which encapsulate drugs for nasal administration. Following administration, the drugs have been detected in the blood stream for at least 24 hours, thereby confirming the successful passage of the molecules through the nasal mucosa.

Finally, in line with our nasal strategy to decrease risk and advance time-to-market we continue to evaluate potential acquisitions that would provide additional capabilities in formulation, laboratory and clinical trials, and regulatory expertise.

Consumer Dispensers

Recently, we announced the sale of our shares in an associated company,

Microspray Delta, for a profit of £1.5m on proceeds of £2.4m. Microspray Delta is our former partner in Bespak Consumer Dispensers, which develops and manufactures valves and pumps for toiletries and consumer-packaged goods. As part of the sale, Bespak gains access to all world markets for one of our consumer products.

Management Update

Recently, we announced the appointment of Jack Cashman as non-executive director. Jack is non-executive Chairman of Vectura plc, a private UK pulmonary drug delivery company, and was formerly Chairman and co-CEO of R.P. Scherer, the world's largest manufacturer of soft gelatine capsules.

As announced in November, Robert Preece stepped down as Group Finance Director. The Board would like to thank Robert for his contribution to the Group over the past 7 years. Robert has been replaced by Martin Hopcroft, an external appointment. Martin joins Bespak from Kvaerner Oil & Gas, where he was Chief Financial Officer and prior to this he was Group Finance Director of Darby Group plc. The Board is delighted to have strengthened Bespak's senior team with these two outstanding appointments.

Outlook

As previously announced in the statement of 5 November 2002, full year revenues will continue to be adversely affected by the DMS product price decrease and the absence of expected CFC valve volumes. Revenues in the next financial year are then expected to show modest growth. We will incur a charge of £1m in the second-half of this financial year, which will produce at least £2m of overhead savings in the next financial year. We are committed to maintaining the dividend this year and in the medium-term.

Although this year is proving difficult, we remain convinced that building Bespak into a drug delivery company with its own intellectual property will generate greater growth prospects.

Mark Throdahl
Chief Executive
12 December 2002

Directors' statement of responsibility in relation to the interim accounts

The directors are responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which accounts can be prepared. They are also responsible for ensuring the operation of systems of internal control for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

The directors confirm that, in preparing the interim accounts for the 26 weeks ended 1 November 2002, suitable accounting policies have been consistently applied in the preparation of the accounts, supported by reasonable and prudent judgements and estimates as necessary, applicable accounting standards have been followed, and the Accounts have been prepared on the going concern basis.

The interim accounts have been reviewed, though not audited, by the Auditors.

Sir David Cooksey
Chairman
Approved by the Board
12 December 2002

Independent review report to Bespak plc

Introduction

We have been instructed by the Company to review the financial information which comprises the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Statement of Group Total Recognised Gains and Losses, the Reconciliation of Movement in Group Shareholders' Funds and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial

information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report has been prepared for, and only for, the Company, for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty six weeks ended 1 November 2002.

PricewaterhouseCoopers
Chartered Accountants
Cambridge
12 December 2002

Notes:

a The maintenance and integrity of the Bespak plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.


Financial statements



Consolidated profit and loss account

For the 26 Weeks to 1 November 2002

	Notes	**Unaudited 26 weeks to 1 November 2002 £000**	Unaudited 27 weeks to 2 November 2001 Re-presented (Note 1) £000	Audited 27 April 2001 (restated) Re-presented (Note 1) £000
Turnover	2	**41,397**	43,119	91,506
Operating expenses		**(37,910)**	(36,355)	(77,296)
Group operating profit	2	**3,487**	6,764	14,210
Share of net operating profit of joint ventures and associates				
Continuing operations		**(18)**	(42)	(102)
Discounted operations		**385**	193	327
Total operating profit		**3,854**	6,915	14,435
Profit on sale of interest in associated company	3	**1,502**	-	-
Net interest receivable	4	**285**	291	596
Profit on ordinary activities before taxation		**5,641**	7,206	15,031
Taxation	5	**(1,118)**	(2,160)	(4,068)
Profit on ordinary activities after taxation		**4,523**	5,046	10,963
Dividends	6	**(1,859)**	(1,857)	(5,068)
Retained profit		**2,664**	3,189	5,895
Dividends per 10p ordinary share (pence)	6	**7.0p**	7.0p	19.1p
Basic earnings per 10p ordinary share (pence)	7	**17.0p**	19.0p	41.3p
Diluted earnings per 10p ordinary share (pence)	7	**17.0p**	18.9p	41.0p

Consolidated balance sheet

At 1 November 2002

	Notes	Unaudited 1 November 2002 £000	Unaudited 2 November 2001 £000	Audited 3 May 2002 £000
Fixed assets				
Intangible assets		**540**	463	437
Tangible assets		**62,273**	58,073	57,991
Investments		**1,631**	1,756	2,448
		64,444	60,292	60,876
Current assets				
Stocks		**3,729**	3,936	3,387
Debtors		**11,904**	13,134	10,171
Short-term investments		**22,206**	25,055	31,473
Cash at bank and in hand		**1,929**	1,070	2,892
		39,768	43,195	47,923
Creditors				
Amounts falling due within one year	8	**(26,252)**	(29,993)	(31,322)
Net current assets		**13,516**	13,202	16,601
Total assets less current liabilities		**77,960**	73,494	77,477
Creditors: Amounts falling due after more than one year	9	**-**	(2,051)	(2,044)
Provisions for liabilities and charges	10	**(5,889)**	(5,273)	(5,730)
Net assets		**72,071**	66,170	69,703
Capital and reserves				
Called up share capital		**2,679**	2,657	2,679
Share premium account		**23,010**	21,840	22,988
Profit and loss account		**46,382**	41,673	44,036
Equity shareholders' funds		**72,071**	66,170	69,703

Consolidated Cash Flow Statement

For the 26 weeks to 1 November 2002

	Notes	**Unaudited 26 weeks to 1 November 2002 £000**	Unaudited 27 weeks to 2 November 2001 £000 Re-presented (Note 1)	Audited 53 weeks to 3 May 2002 £000 Re-presented (Note 1)
		£000	£000	£000
Cash (outflow)/inflow from operating activities	11	**(325)**	12,179	28,250
Dividends received from associated companies		**-**	9	87
Returns on investment and servicing of finance				
Interest received		**556**	623	1,201
Interest paid		**(255)**	(307)	(553)
Net cash inflow from returns on investment and servicing of finance		**301**	316	648
Taxation				
UK corporation tax paid		**(1,495)**	(907)	(3,253)
Overseas tax repaid		**14**	61	174
Net cash outflow from taxation		**(1,481)**	(846)	(3,079)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		**(8,459)**	(2,197)	(4,902)
Payments to acquire intangible fixed assets		**(133)**	(67)	(67)
Receipts from sales of tangible fixed assets		**542**	56	146
Purchase of fixed asset investments		**(61)**	(18)	(19)
Net cash outflow from capital expenditure and financial investment		**(8,111)**	(2,226)	(4,842)
Acquisitions and disposals				
Receipt from sale of shares in associated company		**2,440**	-	-
Net cash inflow from disposals		**2,440**	-	-
Equity dividends paid		**(3,212)**	(3,021)	(4,878)
Net cash (outflow)/inflow before management of liquid resources and financing		**(10,388)**	6,411	16,186
Management of liquid resources				
Movement in short-term deposits		**9,267**	(5,215)	(11,633)
Financing				
Issue of shares		**22**	72	158
Net decrease in loans		**(1,995)**	(2,159)	(2,183)
Net cash outflow from financing		**(1,973)**	(2,087)	(2,025)
(Decrease)/increase in net cash		**(3,094)**	(891)	2,528

Statement of Group Total Recognised Gains and Losses

	Unaudited 26 weeks to 1 November 2002 £000	Unaudited 27 weeks to 2 November 2001 £000	Audited 53 weeks to 3 May 2002 £000
Profit on ordinary activities after taxation	**4,523**	5,046	10,963
Exchange movements on foreign currency net investments	**(318)**	(87)	(110)
Total recognised gains and losses for the period	**4,205**	4,959	10,853

Reconciliation of Movements in Group Shareholders' Funds

	Unaudited 26 weeks to 1 November 2002 £000	Unaudited 27 weeks to 2 November 2001 £000	Audited 53 weeks to 3 May 2002 £000
Shareholders' funds brought forward	**69,703**	63,010	63,010
Profit on ordinary activities after taxation	**4,523**	5,046	10,963
Dividends	**(1,859)**	(1,857)	(5,068)
Issue of ordinary share capital	**22**	58	1,228
Exchange movements on foreign currency net investments	**(318)**	(87)	(110)
Movement relating to QUEST	**-**	–	(320)
Shareholders' funds carried forward	**72,071**	66,170	69,703

1 Basis of preparation and accounting policies

The unaudited results for the 26 weeks ended 1 November 2002 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report and Accounts for the 53 weeks ended 3 May 2002.

Certain income in 2001/02 (first half: £171,000; full year £501,000) has been reclassified from interest receivable to turnover in order to reflect more fairly the nature of the income. Such income represents amounts invoiced by reference to the level of the Company's capital investment. This reclassification does not affect the profit before tax.

The charge for taxation on the profits for the 26 weeks ended 1 November 2002 has been calculated by reference to the estimated effective tax rate for the 52 weeks to 2 May 2003.

The Profit and Loss Account and Cash Flow Statement for the 53 weeks ended, and the Balance Sheet at 3 May 2002 are an abridged statement of the full Group Accounts for that period, which have been delivered to the Registrar of Companies. The report of the Auditors on the Accounts for the 53 weeks ended 3 May 2002 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2 Segment information

The anaysis of turnover, net operating income and net assets is as follows:

Turnover by business	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Pulmonary	**17,622**	19,771	42,907
Device & manufacturing services	**20,123**	19,455	41,454
Consumer dispensers	**3,652**	3,893	7,145
	41,397	43,119	91,506
Average rate of exchange £ Sterling: US $	**1.52**	1.43	1.43

Geographical area (turnover by destination)	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
United Kingdom	**18,304**	21,236	43,314
United States of America	**14,157**	10,507	23,848
Europe	**5,144**	8,008	16,923
Rest of the World	**3,792**	3,368	7,421
	41,397	43,119	91,506

2 **Segment information** continued

Turnover by origin	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
United Kingdom	**36,496**	37,626	79,772
United States of America	**10,654**	9,729	21,535
Total sales	**47,150**	47,355	101,307
Inter-segment sales	**(5,753)**	(4,236)	(9,801)
	41,397	43,119	91,506

Group operating profit	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Group operating profit by segment			
United Kingdom	**3,502**	7,546	15,073
United States of America	**(15)**	(782)	(863)
	3,487	6,764	14,210

Net assets	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Operating assets by segment			
United Kingdom	**52,542**	45,403	41,919
United States of America	**12,613**	14,672	11,943
	65,155	60,075	53,862
Unallocated net assets	**6,916**	6,095	15,841
	72,071	66,170	69,703
Closing rate of exchange £1 Sterling: US $	**1.56**	1.46	1.47

3 **Profit on sale of interest in associated company**

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 £000	53 weeks to 3 May 2002 £000
Profit on sale of interest in associated company	**1,502**	-	-

On 10 October 2002 the Group sold its 40% shareholding in Microspray Delta S.p.A. for £2.4 million in cash. No goodwill was attributed to the acquisition of these shares. No taxation liability arises on this gain.

4 **Net interest receivable**

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Interest payable			
– bank & other interest payable	**(239)**	(309)	(563)
– joint ventures and associates	**(13)**	(9)	(23)
	(252)	(318)	(586)
Interest income			
– interest receivable on deposits	537	609	1,182
Net interest receivable	**285**	291	596

5 **Taxation**

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 £000	53 weeks to 3 May 2002 £000
Current taxation	**791**	1,805	3,203
Deferred taxation	**166**	288	752
Share of taxation of joint ventures and associates	**161**	67	113
	1,118	2,160	4,068

Taxation is based on an estimate of the effective rate of tax which will be chargeable on the profit for the year.

6 **Dividends**

The interim dividend of 7.0p (2001: 7.0p) will be paid on 24 January 2003 to shareholders on the register on 20 December 2002.

7 **Earnings per ordinary share**

	Unaudited 26 weeks to 1 November 2002	Unaudited 27 weeks to 2 November 2001	Audited 53 weeks to 3 May 2002
The calculations of earnings per ordinary share is based on the following:			
Net profit for the period (£000)	**4,523**	5,046	10,963
Weighted average number of ordinary shares in issue	**26,789,515**	26,558,524	26,570,967
Shares owned by Employee Share Ownership Trust	**(249,466)**	(53,393)	(52,739)
Average number of ordinary shares in issue for basic earnings	**26,540,049**	26,505,131	26,518,228
Dilutive impact of share options outstanding	**124,709**	232,379	193,368
Diluted average number of ordinary shares in issue	**26,664,758**	26,737,510	26,711,596
Earnings per ordinary share (pence)	**17.0**	19.0	41.3
Diluted earnings per ordinary share (pence)	**17.0**	18.9	41.0

8 **Creditors – amounts falling due within one year**

	1 November 2002 £000	2 November 2001 £000	3 May 2002 £000
Proportion of loans due within one year (note 9)	**1,945**	2,122	2,091
Bank overdrafts & short-term borrowings	**7,406**	7,018	5,462
Proposed dividend	**1,858**	1,857	3,211
Taxation	**1,870**	3,577	2,575
Creditors	**13,173**	15,419	17,983
	26,252	29,993	31,322

9 Creditors – amounts falling due after more than one year

	1 November 2002 £000	2 November 2001 £000	3 May 2002 £000
Lease purchase	**27**	72	48
Bank loan (US $ unsecured)	**1,918**	4,101	4,087
	1,945	4,173	4,135
Less proportion of loans due within one year	**(1,945)**	(2,122)	(2,091)
	-	2,051	2,044

10 Provisions for liabilities and charges

	Deferred taxation £000	Post Retirement benefits £000	Total £000
At 4 May 2002	5,400	330	5,730
Profit and loss account	166	14	180
Exchange rate adjustments	–	(21)	(21)
At 1 November 2002	**5,566**	**323**	**5,889**

11 Net cash (outflow)/inflow from continuing operating activities

Reconciliation of operating profit to net cash flow from operating activities

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 Re-presented (Note-1) £000	53 weeks to 3 May 2002 Re-presented (Note-1) £000
Group operating profit	**3,487**	6,764	14,210
Depreciation	**3,516**	3,341	6,491
Amortisation	**30**	26	51
Amount written off investment in own shares	**128**	–	–
Loss/(profit) on sale of tangible fixed assets	**155**	6	(41)
(Increase)/decrease in stocks	**(386)**	(472)	87
(Increase)/decrease in debtors	**(1,932)**	(1,037)	1,750
(Decrease)/increase in creditors	**(5,337)**	3,534	5,690
Increase in other provisions	**14**	17	12
Net cash (outflow)/inflow from operating activities	**(325)**	12,179	28,250

12 **Reconciliation of net funds**

The table below provides an analysis of net funds and a reconciliation of net cash flow to movement in net funds.

	At 4 May 2002 £000	Cashflow 2002 £000	Exchange movements 2001 £000	**At 1 November 2002 £000**
Cash at bank and in hand	2,892	(945)	(18)	**1,929**
Bank overdrafts & short-term borrowings	(5,462)	(2,149)	205	**(7,406)**
Net overdrafts	(2,570)	(3,094)	187	**(5,477)**
Loans and leasing obligations	(4,135)	1,995	195	**(1,945)**
Short-term deposits	31,473	(9,267)	-	**22,206**
Net funds	24,768	(10,366)	382	**14,784**
Financing items included in cash flow movements				
Issue of shares		(22)		
Net cash inflow before and management of liquid resources and financing		**(10,388)**		

Board of directors and principal advisers

Board of Directors
Sir David Cooksey (Non-Executive Chairman)
Mark C Throdahl (USA) (Chief Executive)
Martin P Hopcroft (Group Finance Director)
Jack P Cashman (Ireland) (Non-Executive)
Sir John Chisholm (Non-Executive)
George Meredith (USA) (Non-Executive)

Secretary
A Louise Scott

Registered office
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom
Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613
E-mail Bespakplc@bespak.co.uk

Registered number
406711 England

Auditors
PricewaterhouseCoopers

Principal bankers
UK Barclays Bank PLC
National Westminster Bank Plc
USA Branch Banking & Trust Company

Merchant bankers
Schroder Salomon Smith Barney

Stockbrokers
Credit Suisse First Boston
(Europe) Limited

Solicitors
Herbert Smith
Eversheds

Registrars
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone +44 (0)870 162 3100
Facsimile +44 (0)20 8639 2342
E-mail ssd@capita-irg.com
www.capita-irg.com

The Bespak Group

Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom
Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613
E-mail Bespakplc@bespak.co.uk

Bespak Europe
Bergen Way
King's Lynn
Norfolk PE30 2JJ
United Kingdom
Telephone +44 (0)1553 691000
Facsimile +44 (0)1553 693728

and

Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom
Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613

Bespak, Inc.
2450 Laura Duncan Road
Apex
North Carolina 27502 USA
Telephone (919) 387 0112
Facsimile (919) 387 0116

Group Website
www.bespak.com



ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year		Day	Month	Year
Date of appointment	0 5	1 1	2 0 0 2	†Date of Birth	1 7	0 8	1 9 6 0

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title:

*Honours etc:

Forename(s): Martin Peter

Surname: Hopcroft

Previous Forename(s):

Previous Surname:

Usual residential address: 1 The Pastures
Edlesborough

Post town: Dunstable

Postcode: LU6 2HL

County / Region: Beds

Country: England

† Nationality: British

†Business occupation: Finance Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / ~~secretary~~ of the above named company

Consent Signature [signature] **Date** 06/11/2002

A director, ~~secretary etc~~ must sign the form below.

Signed [signature] **Date** 6.11.02

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 406711

† Directors only. † Other directorships

Past Directorships for Martin Peter Hopcroft

Curved Tempered Glass Limited (18-May-2000)
Darby Glass Limited (18-May-2000)
Darby Group plc (18-May-2000)
Darby Tempered Products (Exports) Limited (18-May-2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year
Date of termination of appointment	0 5	1 1	2 0 0 2

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Robert John

Surname: Preece

Please insert details as previously notified to Companies House

	Day	Month	Year
†Date of birth	2 2	0 6	1 9 5 0

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6.11.02

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.
MK12 5TS

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist R
Bespak PLC	Holding(s) in Company		18:37 3 Feb 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: **Bespak plc**

2. Name of shareholder having a major interest:

   Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 ab or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pers spouse or children under the age of 18:

   Not stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   HSBC Global Custody Nominee (UK) Ltd A/c 775245 – 122,194

   HSBC Global Custody Nominee (UK) Ltd A/c 360509 – 19,033

   HSBC Global Custody Nominee (UK) Ltd A/c 357206 – 601,135

   HSBC Global Custody Nominee (UK) Ltd A/c 747381 – 53,380

   HSBC Global Custody Nominee (UK) Ltd A/c 866203 – 31,000

   HSBC Global Custody Nominee (UK) Ltd A/c 916681 – 1,500

5. Number of shares/amount of stock acquired:
6. Percentage of issued class:
7. Number of shares/amount of stock disposed:
8. Percentage of issued class:

9. Class of security: **Ordinary**
10. Date of transaction:
11. Date company informed: **3 February 2003**
12. Total holding following this notification: **828,242**
13. Total percentage holding of issued class following this notification: **3.09**
14. Any additional information:
15. Name of contact and telephone number for queries: **Louise Scott 01908 525240**
16. Name and signature of authorised company official responsible for making this notification: **Louise Sc Company Secretary**

Date of notification **3 February 2003**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Re
Bespak PLC	Blocklisting Interim Review		10:49 22 Jan 03	

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Executive Share Option Scheme**

3. Period of return: From **23 July 2002** to **22 January 2003**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **132,578**

5. Number of shares issued/allotted under scheme during period: **NIL**

6. Balance under scheme not yet issued/allotted at end of period: **132,578**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: **200,000 ordinary shares on 21 January 2000**

Please confirm total number of shares in issue at the end of the period in order for us to update our records: **26,790,889**

Contact for queries: **Louise Scott, Company Secretary**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 :**

Name of person making return: **Louise Scott**

Telephone: **01908 525240**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Re
Bespak PLC	Holding(s) in Company		17:45 21 Jan 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Deutsche Bank AG and its subsidiaries**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Morgan Nominees Limited – 1,970,948

Morgan Nominees Limited a/c SL – 74,377

Morgan Nominees Limited a/c D131 – 1,207,828

Bank of New York Nominees Ltd – 94,726

State Street Nominees Limited – 83,461

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **21 January 2003**

12) Total holding following this notification: **3,431,340**

13) Total percentage holding of issued class following this notification: **12.80**

14) Any additional information: **Shares in issue 26,790,889**

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **21 January 2003**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

---

status list

RNS The company news service from the London Stock Exchange

Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	10:23 13 Jan 2003
Number	0678G

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: **Bespak plc**

2) Name of director: **Mr W G Meredith**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above – beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Mr William George Meredith

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Market purchase of Bespak ADRs

7) Number of shares/amount of stock acquired:

10,000

8) Percentage of issued class:

0.037

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary

12) Price per share:

$5.0

13) Date of transaction:

17 December 2002

14) Date company informed:

13 January 2003

15) Total holding following this notification:

20,000

16) Total percentage holding of issued class following this notification:

0.0747

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information:

24) Name of contact and telephone number for queries:

Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of Notification: **13 January 2003**

For more information on the Bespak Group please visit our Website at http://www.bespak.com

END

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For Immediate Release:
07.00 am, Thursday, 12 December 2002

Bespak plc

Interim Results for the 26 weeks ended 1 November 2002

Bespak plc, an innovator in drug delivery with three synergistic businesses, today announces its interim results for the 26 weeks ended 1 November 2002 (2001: 27 weeks).

KEY POINTS:

- **Sales** down by 4% to £41.4m (2001: £43.1m) – reflecting a reduction in contractual price, not volume
- **Profit before tax** down by 22% to £5.6m (2001: £7.2m)
- **Exceptional gain** on sale of shares in associate of £1.5m
- **Earnings per share** 17.0p (2001: 19.0p)
- **Interim dividend** of 7.0p (2001: 7.0p) to be maintained this year and for the medium term. Net cash at half year of £14.8m
- **Cost savings of £2m next year** with £1m charge in the second half of this year
- **Pulmonary** sales decreased 10.9% to £17.6m. US albuterol market has reduced 2002 demand for MDI valves. Generic customers cancelled marketing programmes and are working off excess inventories of CFC valves
- **Device & Manufacturing Services ("DMS")** sales increased 3% to £20.1m. Profits affected by reduced margins on mature products offsetting growth from new customers
- **Nasal drug delivery** development work exceeding expectations. Increased development funding for Lyfjathroun. Strong confidence in programmes. Evaluation of acquisitions of speciality nasal companies continues – to decrease risk and accelerate time-to-market
- **R&D** spending to be maintained to secure profitability in the long term

Mark Throdahl, Chief Executive of Bespak, commenting on the results, said:
"As well as driving the success of our Pulmonary and DMS businesses, Bespak remains strongly committed to progressing our exciting nasal delivery programmes and accelerating development of new technologies. This is how we will generate greater growth prospects as we evolve into a drug delivery company with its own intellectual property."

- ENDS -

For further information please call:

BESPAK plc — **On 12.12.02: +44 (0) 20 7466 5000**
Mark Throdahl – Chief Executive — **Thereafter: +44 (0) 1908 552 600**
Martin Hopcroft – Group Finance Director

BUCHANAN COMMUNICATIONS — **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Nicola How

Bespak plc
Interim Results for the 26 weeks ended 1 November 2002

Overview
In the past six months our financial performance has been impacted by the second and final price reduction on a mature DMS product, which was agreed in order to secure a substantial contract extension. We have a programme to reduce associated costs this year, but, due to supplier delays in the receipt of equipment, this process was put back. In addition, unexpected inventory build of CFC valves by customers in the US has temporarily decreased Pulmonary sales and we have experienced programme extensions at Inhale and Weston Medical. Therefore, we are taking immediate steps to reduce overhead spending. We have decided to maintain our R&D spending to secure our profitability in the long-term.

Financial Review
In the last six months, sales decreased by 4% to £41.4m (2001: £43.1m re-presented). Group operating profit declined by 48% to £3.5m directly as a result of the contractual price reductions described above. An exceptional profit of £1.5m was made on the sale of shares in an associate, Microspray Delta, moderating the decline in profit before tax to 22% or £5.6m (2001: £7.2m). We will recognise a £1m charge for overhead reductions this year, benefits from which will accrue this year and will increase to at least £2m on an annual basis. Earnings per share declined by 11% to 17.0 pence, reflecting the beneficial tax treatment of the exceptional item. The Board is maintaining an interim dividend of 7.0 pence per share (2001: 7.0 pence per share) which will be payable on 24 January 2003 to those on the shareholder register on 20 December 2002.

The Group ended the half-year with net cash of £14.8m, after net capital expenditure of £8.1m in the period and continuing investment in research and development. Net assets of 269 pence per share demonstrate the strong capital base of the Group.

Operational Review

Pulmonary
Pulmonary sales, comprising metered dose inhaler valves, medical check valves and actuators for use in pulmonary drug delivery, have decreased by 11% to £17.6m (2001: £19.8m). Sales in the first half were adversely impacted by the dynamics of the US albuterol market, which have affected demand for, and the mix of, Bespak's CFC valves. Several generic customers built excess inventories last year in anticipation of winning increased market share but, subsequently have had to curtail their marketing plans. This will affect our current revenues and profits as customers continue to reduce excess inventories during the balance of the year.

Bespak has designed a range of valves for use with the environmentally friendly HFA propellants, which are replacing CFC propellants. Our 357 and Easifill valves are under active consideration by a number of current and prospective customers. As a result, Bespak is working with a wider range of formulations and with more customers than our competitors - a market leading position confirmed by the recent extension of our existing relationship with GlaxoSmithKline. This development contract is to supply our new valve design for HFA formulations, with full-scale commercialisation predicted for 2005.

To cope with this rising demand, we are at an advanced stage of construction of a new valve manufacturing facility in King's Lynn, Norfolk, which will expand our capacity and improve manufacturing efficiencies. This new facility will be operational by January 2003 and fully occupied during the summer.

In April, we signed an agreement with DEKA Research Corp. of Manchester, New Hampshire to develop a new respiratory delivery system that ensures a consistent dose, thereby removing the variability associated with existing systems. DEKA will deliver prototypes of the device ahead of plan in January for evaluation by customers and potential partners in order to assess commercial viability.

Device & Manufacturing Services

This business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Sales increased by 3% to £20.1m (2001: £19.4m) despite the price reductions, assisted by growth of a product newly produced at our plant in Raleigh, North Carolina for Abbott Laboratories. As a direct result of the strategy implemented last year, Bespak is now working on a significant number of exciting new opportunities.

Bespak has been contracted by Inhale Therapeutics to develop and manufacture the device for delivering Pfizer's inhaled insulin, Exubera. Pfizer announced in October that it would complete additional long-term clinical studies on Exubera, which are already underway. Pfizer also re-iterated its commitment to Exubera as an important new treatment for millions of patients with diabetes and that it was continuing its discussions with regulatory agencies regarding the timing of its Exubera submissions. These additional studies and continued discussions have caused us to change our assumptions about the timing of commercial production of this device, therefore we have not included such revenues in our projections for this financial year or next. Nevertheless, service revenues with Inhale were higher than in the preceding half-year period.

We also announced in our November statement that we had been adversely affected by the announced delay of the launch of Weston Medical's Intraject needleless injector until 2005. Bespak continues to work with, and support, Weston Medical in industrialising this device.

Nasal

Bespak's vision is to become the leading developer of systems to deliver drugs to the bloodstream through the nasal mucosa. Nasal drug delivery can provide more rapid onset and improved bioavailability of drugs. Our strategy is to build a portfolio of nasal technologies, developed in-house and via external collaborations.

Our work with Lyfjathroun, a leading nasal drug delivery company, on drug formulations based on its proprietary technology, has exceeded milestones. We announced last month that we had increased our funding commitment substantially. Lyfjathroun has produced early data that indicates substantially lower time-to-onset and improved bioavailability of a well-known nasally administered drug.

Other programmes include our PEGylated nano- and microparticle programme, which encapsulates a range of drugs in carrier particles, transports them across mucosal

barriers and releases the drugs over time into the bloodstream. We have successfully developed a range of particle systems which encapsulate drugs for nasal administration. Following administration, the drugs have been detected in the blood stream for at least 24 hours, thereby confirming the successful passage of the molecules through the nasal mucosa.

Finally, in line with our nasal strategy to decrease risk and advance time-to-market we continue to evaluate potential acquisitions that would provide additional capabilities in formulation, laboratory and clinical trials, and regulatory expertise.

Consumer Dispensers

Recently, we announced the sale of our shares in an associated company, Microspray Delta, for a profit of £1.5m on proceeds of £2.4m. Microspray Delta is our former partner in Bespak Consumer Dispensers, which develops and manufactures valves and pumps for toiletries and consumer-packaged goods. As part of the sale, Bespak gains access to all world markets for one of our consumer products.

Management Update

Recently, we announced the appointment of Jack Cashman as non-executive director. Jack is non-executive Chairman of Vectura plc, a private UK pulmonary drug delivery company, and was formerly Chairman and co-CEO of R.P. Scherer, the world's largest manufacturer of soft gelatine capsules.

As announced in November, Robert Preece stepped down as Group Finance Director. The Board would like to thank Robert for his contribution to the Group over the past 7 years. Robert has been replaced by Martin Hopcroft, an external appointment. Martin joins Bespak from Kvaerner Oil & Gas, where he was Chief Financial Officer and prior to this he was Group Finance Director of Darby Group plc.

The Board is delighted to have strengthened Bespak's senior team with these two outstanding appointments.

Outlook

As previously announced in the statement of 5 November 2002, full year revenues will continue to be adversely affected by the DMS product price decrease and the absence of expected CFC valve volumes. Revenues in the next financial year are then expected to show modest growth. We will incur a charge of £1m in the second-half of this financial year, which will produce at least £2m of overhead savings in the next financial year. We are committed to maintaining the dividend this year and in the medium-term.

Although this year is proving difficult, we remain convinced that building Bespak into a drug delivery company with its own intellectual property will generate greater growth prospects.

Mark Throdahl
Chief Executive
12 December 2002

Consolidated Profit and Loss Account

For the 26 Weeks to 1 November 2002

	Notes	**Unaudited 26 weeks to 1 November 2002 £000**	Unaudited 27 weeks to 2 November 2001 Re-presented (Note 1) £000	Audited 53 weeks to 3 May 2002 Re-presented (Note 1) £000
Turnover	2	**41,397**	43,119	91,506
Operating expenses		**(37,910)**	(36,355)	(77,296)
Group operating profit	2	**3,487**	6,764	14,210
Share of net operating profit of joint ventures and associates				
Continuing operations		**(18)**	(42)	(102)
Discontinued operations		**385**	193	327
Total operating profit		**3,854**	6,915	14,435
Profit on sale of interest in associated company	3	**1,502**	-	-
Net interest receivable	4	**285**	291	596
Profit on ordinary activities before taxation		**5,641**	7,206	15,031
Taxation	5	**(1,118)**	(2,160)	(4,068)
Profit on ordinary activities after taxation		**4,523**	5,046	10,963
Dividends	6	**(1,859)**	(1,857)	(5,068)
Retained profit		**2,664**	3,189	5,895
Dividends per 10p ordinary share (pence)	6	**7.0p**	7.0p	19.1p
Basic earnings per 10p ordinary share (pence)	7	**17.0p**	19.0p	41.3p
Diluted earnings per 10p ordinary share (pence)	7	**17.0p**	18.9p	41.0p

Consolidated Balance Sheet
At 1 November 2002

	Notes	**Unaudited 1 November 2002 £000**	Unaudited 2 November 2001 £000	Audited 3 May 2002 £000
Fixed assets				
Intangible assets		**540**	463	437
Tangible assets		**62,273**	58,073	57,991
Investments		**1,631**	1,756	2,448
		64,444	60,292	60,876
Current assets				
Stocks		**3,729**	3,936	3,387
Debtors		**11,904**	13,134	10,171
Short-term investments		**22,206**	25,055	31,473
Cash at bank and in hand		**1,929**	1,070	2,892
		39,768	43,195	47,923
Creditors				
Amounts falling due within one year	8	**(26,252)**	(29,993)	(31,322)
Net current assets		**13,516**	13,202	16,601
Total assets less current liabilities		**77,960**	73,494	77,477
Creditors: Amounts falling due after more than one year	9	**-**	(2,051)	(2,044)
Provisions for liabilities and charges	10	**(5,889)**	(5,273)	(5,730)
Net assets		**72,071**	66,170	69,703
Capital and reserves				
Called up share capital		**2,679**	2,657	2,679
Share premium account		**23,010**	21,840	22,988
Profit and loss account		**46,382**	41,673	44,036
Equity shareholders' funds		**72,071**	66,170	69,703

Consolidated Cash Flow Statement
For the 26 weeks to 1 November 2002

	Notes	**Unaudited 26 weeks to 1 November 2002 £000**	Unaudited 27 weeks to 2 November 2001 £000 Re-presented (Note 1) £000	Audited 53 weeks to 3 May 2002 £000 Re-presented (Note 1) £000
		£000		
Cash (outflow)/inflow from operating activities	11	**(325)**	12,179	28,250
Dividends received from associated companies		**-**	9	87
Returns on investment and servicing of finance				
Interest received		**556**	623	1,201
Interest paid		**(255)**	(307)	(553)
Net cash inflow from returns on investment and servicing of finance		**301**	316	648
Taxation				
UK corporation tax paid		**(1,495)**	(907)	(3,253)
Overseas tax repaid		**14**	61	174
Net cash outflow from taxation		**(1,481)**	(846)	(3,079)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		**(8,459)**	(2,197)	(4,902)
Payments to acquire intangible fixed assets		**(133)**	(67)	(67)
Receipts from sales of tangible fixed assets		**542**	56	146
Purchase of fixed asset investments		**(61)**	(18)	(19)
Net cash outflow from capital expenditure and financial investment		**(8,111)**	(2,226)	(4,842)
Acquisitions and disposals				
Receipt from sale of shares in associated company		**2,440**	-	-
Net cash inflow from disposals		**2,440**	-	-
Equity dividends paid		**(3,212)**	(3,021)	(4,878)
Net cash (outflow)/inflow before management of liquid resources and financing		**(10,388)**	6,411	16,186
Management of liquid resources				
Movement in short-term deposits		**9,267**	(5,215)	(11.633)
Financing				
Issue of shares		**22**	72	158
Net decrease in loans		**(1,995)**	(2,159)	(2.183)
Net cash outflow from financing		**(1,973)**	(2.087)	(2.025)
(Decrease)/increase in net cash		**(3,094)**	(891)	2.528

Statement of Group Total Recognised Gains and Losses

	Unaudited 26 weeks to 1 November 2002 £000	Unaudited 27 weeks to 2 November 2001 £000	Audited 53 weeks to 3 May 2002 £000
Profit on ordinary activities after taxation	**4,523**	5,046	10,963
Exchange movements on foreign currency net investments	**(318)**	(87)	(110)
Total recognised gains and losses for the period	**4,205**	4,959	10,853

Reconciliation of Movements in Group Shareholders' Funds

	Unaudited 26 weeks to 1 November 2002 £000	Unaudited 27 weeks to 2 November 2001 £000	Audited 53 weeks to 3 May 2002 £000
Shareholders' funds brought forward	**69,703**	63,010	63,010
Profit on ordinary activities after taxation	**4,523**	5,046	10,963
Dividends	**(1,859)**	(1,857)	(5,068)
Issue of ordinary share capital	**22**	58	1,228
Exchange movements on foreign currency net investments	**(318)**	(87)	(110)
Movement relating to QUEST	-	-	(320)
Shareholders' funds carried forward	**72,071**	66,170	69,703

Notes to the Interim Accounts

1. Basis of preparation and accounting policies

The unaudited results for the 26 weeks ended 1 November 2002 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report and Accounts for the 53 weeks ended 3 May 2002.

Certain income in 2001/02 (first half: £171,000; full year £501,000) has been reclassified from interest receivable to turnover in order to reflect more fairly the nature of the income. Such income represents amounts invoiced by reference to the level of the Company's capital investment. This reclassification does not affect the profit before tax.

The charge for taxation on the profits for the 26 weeks ended 1 November 2002 has been calculated by reference to the estimated effective tax rate for the 52 weeks to 2 May 2003.

The Profit and Loss Account and Cash Flow Statement for the 53 weeks ended, and the Balance Sheet at 3 May 2002 are an abridged statement of the full Group Accounts for that period, which have been delivered to the Registrar of Companies. The report of the Auditors on the Accounts for the 53 weeks ended 3 May 2002 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2. Segment information

The analysis of turnover, net operating income and net assets is as follows:

Turnover by business	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Pulmonary	**17,622**	19,771	42,907
Device & manufacturing services	**20,123**	19,455	41,454
Consumer dispensers	**3,652**	3,893	7,145
	41,397	43,119	91,506
Average rate of exchange £ Sterling: US $	**1.52**	1.43	1.43

Geographical area (turnover by destination)	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
United Kingdom	**18,304**	21,236	43,314
United States of America	**14,157**	10,507	23,848
Europe	**5,144**	8,008	16,923
Rest of the World	**3,792**	3,368	7,421
	41,397	43,119	91,506

2. **Segment information** continued

Turnover by origin	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
United Kingdom	**36,496**	37,626	79,772
United States of America	**10,654**	9,729	21,535
Total sales	**47,150**	47,355	101,307
Inter-segment sales	**(5,753)**	(4,236)	(9,801)
	41,397	43,119	91,506

Group operating profit	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Group operating profit by segment			
United Kingdom	**3,502**	7,546	15,073
United States of America	**(15)**	(782)	(863)
	3,487	6,764	14,210

Net assets	**26 weeks to 1 November 2002 £000**	27 weeks to 2 November 2001 £000	53 weeks to 3 May 2002 £000
Operating assets by segment			
United Kingdom	**52,542**	45,403	41,919
United States of America	**12,613**	14,672	11,943
	65,155	60,075	53,862
Unallocated net assets	**6,916**	6,095	15,841
	72,071	66,170	69,703
Closing rate of exchange £1 Sterling: US $	**1.56**	1.46	1.47

3. Profit on sale of interest in associated company

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 £000	53 weeks to 3 May 2002 £000
Profit on sale of interest in associated company	**1,502**	-	-

On 10 October 2002 the Group sold its 40% shareholding in Microspray Delta S.p.A. for £2.4 million in cash. No goodwill was attributed to the acquisition of these shares. No taxation liability arises on this gain.

4. Net interest receivable

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Interest payable			
- bank & other interest payable	**(239)**	(309)	(563)
- joint ventures and associates	**(13)**	(9)	(23)
	(252)	(318)	(586)
Interest income			
- interest receivable on deposits	**537**	609	1,182
Net interest receivable	**285**	291	596

5. Taxation

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 £000	53 weeks to 3 May 2002 £000
Current taxation	**791**	1,805	3,203
Deferred taxation	**166**	288	752
Share of taxation of joint ventures and associates	**161**	67	113
	1,118	2,160	4,068

Taxation is based on an estimate of the effective rate of tax which will be chargeable on the profit for the year.

6. Dividends

The interim dividend of 7.0p (2001: 7.0p) will be paid on 24 January 2003 to shareholders on the register on 20 December 2002.

7. Earnings per ordinary share

	72,071	66,170	69,703
	26 weeks to 1 November 2002	27 weeks to 2 November 2001	53 weeks to 3 May 2002
The calculation of earnings per ordinary share is based on the following:			
Net profit for the period (£000)	**4,523**	5,046	10,963
Weighted average number of ordinary shares in issue	**26,789,515**	26,558,524	26,570,967
Shares owned by Employee Share Ownership Trust	**(249,466)**	(53,393)	(52,739)
Average number of ordinary shares in issue for basic earnings	**26,540,049**	26,505,131	26,518,228
Dilutive impact of share options outstanding	**124,709**	232,379	193,368
Diluted average number of ordinary shares in issue	**26,664,758**	26,737,510	26,711,596
Earnings per ordinary share (pence)	**17.0**	19.0	41.3
Diluted earnings per ordinary share (pence)	**17.0**	18.9	41.0

8. Creditors - amounts falling due within one year

	1 November 2002 £000	2 November 2001 £000	3 May 2002 £000
Proportion of loans due within one year (note 9)	**1,945**	2,122	2,091
Bank overdrafts & short-term borrowings	**7,406**	7,018	5,462
Proposed dividend	**1,858**	1,857	3,211
Taxation	**1,870**	3,577	2,575
Creditors	**13,173**	15,419	17,983
	26,252	29,993	31,322

9. Creditors - amounts falling due after more than one year

	1 November 2002 £000	2 November 2001 £000	3 May 2002 £000
Lease purchase	**27**	72	48
Bank loan (US $ unsecured)	**1,918**	4,101	4,087
	1,945	4,173	4,135
Less proportion of loans due within one year	**(1,945)**	(2,122)	(2,091)
	-	2,051	2,044

10. Provisions for liabilities and charges

	Deferred taxation £000	Post retirement benefits £000	Total £000
At 4 May 2002	5,400	330	5,730
Profit and loss account	166	14	180
Exchange rate adjustments	-	(21)	(21)
At 1 November 2002	**5,566**	**323**	**5,889**

11. Net cash (outflow)/inflow from continuing operating activities

Reconciliation of operating profit to net cash flow from operating activities

	26 weeks to 1 November 2002 £000	27 weeks to 2 November 2001 Re-presented (Note 1) £000	53 weeks to 3 May 2002 Re-presented (Note 1) £000
Group operating profit	**3,487**	6,764	14,210
Depreciation	**3,516**	3,341	6,491
Amortisation	**30**	26	51
Amount written off investment in own shares	**128**	-	-
Loss/(profit) on sale of tangible fixed assets	**155**	6	(41)
(Increase)/decrease in stocks	**(386)**	(472)	87
(Increase)/decrease in debtors	**(1,932)**	(1,037)	1,750
(Decrease)/increase in creditors	**(5,337)**	3,534	5,690
Increase in other provisions	**14**	17	12
Net cash (outflow)/inflow from operating activities	**(325)**	12,179	28,250

12. Reconciliation of net funds

The table below provides an analysis of net funds and a reconciliation of net cash flow to movement in net funds.

	At 4 May 2002 £000	Cash flow £000	Exchange movements £000	**At 1 November 2002 £000**
Cash at bank and in hand	2,892	(945)	(18)	**1,929**
Bank overdrafts & short-term borrowings	(5,462)	(2,149)	205	**(7,406)**
Net overdrafts	(2,570)	(3,094)	187	**(5,477)**
Loans and leasing obligations	(4,135)	1,995	195	**(1,945)**
Short-term deposits	31,473	(9,267)	-	**22,206**
Net funds	24,768	(10,366)	382	**14,784**
Financing items included in cash flow movements				
Issue of shares		(22)		
Net cash inflow before and management of liquid resources and financing		**(10,388)**		

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Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Holding(s) in Company		13:23 10 Dec 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Barclays PLC**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the a

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited – 598,143

Zeban Nominees Limited – 211,500

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **10 December 2002**

12) Total holding following this notification: **809,643**

13) Total percentage holding of issued class following this notification: **3.02**

14) Any additional information: **Total shares in issue 26,790,889**

15) Name of contact and telephone number for queries: ***Louise Scott* 01908 525240**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, General Counsel

Date of notification: **10 December 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

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Announcement Details

Company	Headline	Embargo	Last Update
Bespak PLC	Director Declaration		09:34 11 Nov 02

Full Announcement Text

Bespak plc: New Director's Details

The appointment of Mr Martin Hopcroft as a director of Bespak plc was announced on 5 November 2002. Mr Hopcroft was a director of Darby Group plc from 21 September 1998 to 18 May 2000. In accordance with Rule 16.4 of the Listing Rules, it is confirmed that Mr Hopcroft has not held a directorship in any other publicly quoted company within the past five years and that there are no details to be disclosed in relation to him under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

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Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Board Change
Released	07:05 5 Nov 2002
Number	3424D

For Immediate Release 07.05 am, 5 November 2002

BESPAK PLC

BOARD CHANGE

Bespak (LSE:BPK), innovator of drug delivery technologies, today announces a Board change. Group Finance Director, Robert Preece, steps down from the Bespak Board, thus crystallising his long-term plans to move on at the end of this year. Martin Hopcroft, an external appointment, replaces him with immediate effect, and will work alongside Robert for the next two months to ensure a smooth transition period.

Martin Hopcroft (42) brings with him extensive experience with international, publicly quoted businesses engaged in manufacturing, high-tech engineering and pharmaceuticals. He joins from Kvaerner Oil & Gas where he was Group Finance Director. Prior to Kvaerner, Martin was Group Finance Director of Darby Group plc and held senior financial positions at Merial and Halma. A qualified chartered accountant with KPMG, Martin is a graduate of the London School of Economics.

Robert Preece has been Bespak's Group Finance Director since 1995. During this time he also served as Acting CEO for a year until the arrival of Mark Throdahl in June 2001.

Commenting on an exciting new appointment and on the loss of a valued colleague, Chief Executive Mark Throdahl said:

"This summer Robert told me that when a suitable replacement could be found he would like to move on. I am disappointed to lose Robert at this moment of Bespak's evolution, as both a friend and a colleague, but I respect his desire to explore other opportunities. I am particularly grateful for his offer to stay on until the end of this year so we can effect a seamless transition.

"We welcome Martin and are delighted to have attracted an executive of his calibre and experience. Bespak remains committed to the strategy put in place by Robert during his time on the Board and continues to pursue a number of exciting opportunities, particularly in the area of nasal drug delivery. I look forward to pursuing these with Martin."

- ENDS -

For further information please call:

BESPAK plc

Mark Throdahl – Chief Executive TEL: +44 (0) 1908 552 600
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS TEL: +44 (0) 20 7466 5000

Tim Thompson / Nicola How

Notes to Editors:

About Bespak plc:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA.

Bespak is quoted on the Full List of the London Stock Exchange.

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Company	Bespak PLC
TIDM	BPK
Headline	Trading Statement
Released	07:00 5 Nov 2002
Number	3422D

For Immediate Release **07.00, Tuesday, 5 November 2002**

BESPAK PLC

TRADING UPDATE

Bespak (LSE:BPK), innovator of drug delivery technologies, announces a trading update concerning its future prospects and near-term financial performance.

Highlights:

- Development agreement signed with Lyfjathroun to develop three systemic nasal drugs
- New GSK agreement for HFA valves
- Sale of MicrosprayDelta shares – provides Bespak with worldwide market access and £1m gain on proceeds of £2.1m
- Regulatory submission timings for Inhale Therapeutics' device remain uncertain – Bespak therefore unable to include projected revenues from commercial production in 2002/03 or 2003/04
- Weston Medical Intraject™ delay will affect near term revenue
- Inventory build by certain US customers will dampen this year's sales of CFC valves
- A new Group Finance Director, Martin Hopcroft, was appointed today. Robert Preece, Group Finance Director, has stepped down from the Bespak Board, thus crystallising his long term plans to move on. Martin Hopcroft replaces him with immediate effect (see separate announcement)
- Dividend to be maintained despite lower earnings projections

Sir David Cooksey, Chairman of Bespak, commented:

"Despite generally difficult economic conditions and being adversely affected by news from our customers, I am still pleased to be able to report that as well as being committed to maintaining the dividend, we also remain very positive about the Group's future.

Looking ahead, we see no sign of a reduction in opportunities in either our underlying development and manufacturing business or in nasal drug delivery. The latter area is progressing particularly well, validating the strategy put in place in early 2000.

On a personal note, I would like to thank Robert Preece for the time and energy that he has focused on Bespak over the last seven years and for his offer to ensure a smooth handover during the next two months. I speak for the Board when I say that we are very sad to see him go and wish him the very best for the future."

Phase II Lyfjathroun Agreement:

Our technical collaboration with Lyfjathroun continues to exceed expectations. As a result of this success, we

have reached agreement with this Reykjavik-based nasal drug formulation business to undertake a much more extensive programme based on proprietary formulation technology licensed to Bespak.

The new agreement, which works on three systemically acting drugs, accelerates our Nasal strategy while decreasing its risk.

GlaxoSmithKline ("GSK") Valve Agreement:
Bespak is also pleased to report today that it has extended its existing relationship with GSK through an agreement to supply the pharmaceutical company with a new valve design for HFA products. Full-scale commercialisation is predicted for 2005. The valve, which will be both manufactured and designed by Bespak, has unique properties that ensure a consistent and repeatable dose is delivered to patients.

Sale of MicrosprayDelta Shares:
Bespak has completed the sale of its shares in MicrosprayDelta back to its Italian majority owners at a £1 million gain, on proceeds of £2.1 million. MicrosprayDelta of Milan is our former partner in Bespak Consumer Dispensers. In connection with this sale Bespak gains rights to technology and access to all world markets for a consumer dispensers product.

Against these positive future developments, the Company has also re-forecast its financial performance for the current financial year, in view of several recent events, outlined below:

Inhale Therapeutics:
As discussed previously, Bespak has been contracted by Inhale Therapeutics to develop and manufacture an inhalation device for the delivery of Pfizer's inhaled insulin, Exubera.

As announced in October, Pfizer and Aventis have agreed to complete some additional long-term clinical studies on Exubera – currently underway. In the statement, both parties re-iterated their commitment to Exubera as an important new treatment for millions of patients with diabetes and Pfizer and Aventis continue discussions with regulatory agencies regarding the timing of the submissions.

Despite remaining confident of the potential for Exubera, these additional studies and continued discussions have caused us to change our assumptions about the timing of commercial production of this device. As a consequence, we have not included such revenues in our projections for this fiscal year or next.

Weston Medical:
As a manufacturer to Weston Medical we have been adversely affected by its announcement in September of this year. The announcement stated a delay to the release of its Intraject™ needleless injectors until 2005. We continue to work with and support Weston in the industrialisation of Intraject™. However, revenues from production will obviously be affected by this delay.

US Demand for CFC Valves:
We have, short-term, been affected by the dynamics of the US Albuterol market which has impacted on the demand and mix for Bespak CFC valves. Several customers built excess inventories last year with aggressive marketing plans which have now been revised. These excess inventories will be worked through during the balance of this fiscal year. While we do not see this as a long term issue, it will affect our sales revenues and profits for this year.

The revenue impact in the current financial year will be in the region of £8m, the majority of which relates to our CFC valve business with the remainder relating to our other manufactured products. The impact next fiscal year of our revised Inhale planning assumptions is to reduce revenues in the region of £10m. Following detailed assessment of the business in light of these developments, we have reviewed overhead spending in order to protect the Group's income stream, and will be making a re-structuring provision of £1.0m this year to save £2.0m next.

Finally, Bespak remains committed to maintaining its dividend this year and will continue to do so in the medium term.

Bespak's interim results are due to be announced on 12 December 2002.

- ENDS -

For further information please call:

BESPAK plc
Mark Throdahl – Chief Executive
Robert Preece – Deputy Chief Executive & Group Finance Director
TEL: +44 (0) 1908 552 600

BUCHANAN COMMUNICATIONS
Tim Thompson / Nicola How
TEL: +44 (0) 20 7466 5000

Notes to Editors:

About Bespak plc:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA.

Bespak is quoted on the Full List of the London Stock Exchange.

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